UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Confirmation of Rating for Sapiens and its Series B Debentures

On July 11, 2023, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) issued a press release announcing that Ma’alot S&P Global (a part of the global rating firm Standard & Poor’s Financial Services LLC) (“S&P Ma’alot”) has confirmed the long-term corporate rating of Sapiens as “ilAA”, with stable outlook, while also confirming the rating for Sapiens’ non-convertible Series B Debentures as “ilAA”. Those ratings remain unchanged relative to the last ratings assigned by S&P Ma’alot to Sapiens and the Series B Debentures in June 2022.

The debentures are traded on the Tel Aviv Stock Exchange (“TASE”) and were originally offered in Israel pursuant to Sapiens’ Israeli shelf prospectuses filed with the Israeli Securities Authority in September 2017 and June 2020.

A copy of the above-referenced press release is appended to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1.

A copy of an English translation of the rating report issued by S&P Ma’alot is furnished as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

Important Note re: Series B Debentures and Related Disclosures

This Form 6-K is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements thereunder. Any offering and/or trading of Sapiens’ Series B Debentures pursuant to Sapiens’ Israeli shelf prospectus occurs only in Israel, on the TASE, for residents of Israel and is not registered under the Securities Act or the U.S. Securities Exchange Act of 1934, as amended. Sapiens’ Series B Debentures will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

Exhibits

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release issued by Sapiens on July 11, 2023 announcing the confirmation of rating of Sapiens and its non-convertible Series B Debentures
99.2	English translation of rating report of Ma’alot S&P Global (a part of the global rating firm Standard & Poor’s Financial Services LLC) with respect to Sapiens’ Series B Debentures, published on July 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: July 11, 2023	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

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